1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR ; NYSE American: ITRG
JUNE 3, 2021	www.integraresources.com

INTEGRA INTERSECTS 3.20 g/t GOLD AND 790.50 g/t SILVER (13.37 g/t AuEq) OVER 6.71 M, INCLUDING 27.04 g/t GOLD AND 6,631 g/t SILVER (112.38 g/t AuEq) OVER 0.76 M

  Florida Mountain drilling highlights released today include:
    Drill hole FME-21-109
      1.01 grams per tonne ("g/t") gold ("Au") and 2.34 g/t silver ("Ag") (1.04 g/t gold equivalent ("AuEq") over 24.39 meters ("m"), including 7.98 g/t Au and 8.30 g/t Ag (8.09 g/t AuEq) over 1.37 m
    Drill hole FME-21-110
      2.10 g/t Au and 2.38 g/t Ag (2.13 g/t gold equivalent ("AuEq") over 17.38 m, including 12.94 g/t Au and 3.01 g/t Ag (12.98 g/t AuEq) over 1.52 m
    Drill hole FME-21-111
      0.82 g/t Au and 23.31 g/t Ag (1.12 g/t AuEq) over 23.47 m
    Drill hole FME-21-116
      4.28 g/t Au and 1,689 g/t Ag (26.02 g/t AuEq) over 0.92 m
    Drill hole FME-21-118
      3.20 g/t Au and 790.50 g/t Ag (13.37 g/t AuEq) over 6.71 m, including 27.04 g/t Au and 6,631 g/t Ag (112.38 g/t AuEq) over 0.76 m
  Drilling underway with four drill rigs on the DeLamar Project, including two drill rigs at Florida Mountain testing high-grade shoot extensions and two drill rigs at the Georgianna Target in the BlackSheep District, conducting follow-up testing of the discovery drill holes released in April 2021.
  Due to the successful demonstration of continuous high-grade gold-silver intercepts at Florida Mountain over the past 24-36 months, the Company believes it preferable to incorporate these high-grade results into an updated NI 43-101 resource estimate on Florida Mountain. The previously scheduled Q2 resource estimate update will be deferred and an updated NI 43-101 resource estimate update with a high-grade component will be completed in conjunction with the Pre-feasibility Study ("PFS"), scheduled for completion in Q4, 2021.
  To view a video of President and CEO George Salamis discussing the drill results, click on the link below:

https://www.youtube.com/watch?v=yZpdl6kwp_k&feature=youtu.be

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V:ITR; NYSE American: ITRG) is pleased to announce numerous high-grade gold-silver drill results from the Florida Mountain Deposit at the DeLamar Project, situated in southwestern Idaho. The drill holes announced today at Florida Mountain continue to demonstrate high-grade gold-silver mineralization continuity in various locations covering a strike length of 1.5 kilometers ("km") on the deposit and in some cases 250 m outside of the current NI 43-101 resource model. Including the drill results announced today, the Company has reported a total of 79 high-grade intercepts at Florida Mountain, with grades of over 4 g/t AuEq and a minimum width of 1.52 m. The continued success in intersecting high-grade gold-silver at Florida Mountain has demonstrated the accuracy of the geological model created by Integra's exploration team. Since the cut-off date for the resource estimate previously scheduled for June 2021 would prevent the Company from including a large number of high-grade gold-silver intersects into the resource estimate update, the Company has made the decision to delay the resource estimate to early Q4 2021 so as to include high-grade mineralization into the NI 43-101 study. The updated resource estimate with a high-grade component will now be included alongside the upcoming PFS due out in Q4 2021.

"The impressive high-grade gold-silver intercepts reported today at Florida Mountain continue to demonstrate the high-grade resource potential and upside at Florida Mountain, both within and outside of the current resource estimate," noted George Salamis, Integra Resources' President and CEO. "With a high-grade intercept hit rate of 60% to 70% in the last two years of drilling at Florida Mountain, Integra's exploration team has clearly shown the high-grade, underground resource potential at this deposit. Over the past 2 years, the Company has reported 79 high grade intercepts grading in excess of 4 g/t AuEq, covering a strike extent 1.5 kms and down to a vertical depth of 250 m. We've now drilled enough high-grade at Florida Mountain to warrant the inclusion of a high-grade component into the Q4 NI 43-101 resource estimate update, both within the bulk tonnage resource envelope and outside of the existing resource envelope at Florida Mountain. Over the next few months, the resource estimators will focus on including high-grade mineralization into the updated 2021 resource estimate that will be published alongside the PFS in Q4."

"Following the expected completion of the upcoming PFS in Q4 of this year, and subject to continued drilling success on these high-grade structures at Florida Mountain, Integra may seek to evaluate certain potential exploration scenarios of this high-grade mineralization and demonstrate the possible positive contributions of this potential high-grade resource component to the already-robust DeLamar development plans outlined in the 2019 Preliminary Economic Assessment. There are tremendous merits in continuing to push the envelope by extending high-grade mineralization laterally and at depth at Florida Mountain, potentially demonstrating the need for an underground exploration program at some stage in the future," remarked Mr. Salamis.

Drill Results for Florida Mountain:

Drill Hole	From (m)	To (m)	Interval (m) (1)	g/t Au(3)	g/t Ag(3)	g/t AuEq(2)
FME-21-107	41.30	42.43	1.13	2.16	27.58	2.52
FME-21-107	126.19	139.60	13.41	0.96	6.52	1.04
FME-21-109 Incl:	95.40 98.15	119.79 99.52	24.39 1.37	1.01 7.98	2.34 8.30	1.04 8.09
FME-21-110 Incl:	91.59 93.12	108.97 94.64	17.38 1.52	2.10 12.94	2.38 3.01	2.13 12.98
FME-21-111	158.19	181.66	23.47	0.82	23.31	1.12

FME-21-116	327.81	328.73	0.92	4.28	1,689	26.02
FME-21-118 Incl:	249.63 250.24	256.34 251.00	6.71 0.76	3.20 27.04	790.50 6631	13.37 112.38
FME21-118	303.58	314.25	10.67	0.58	128.91	2.24

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

To view a plan map of today's drill results, click on the link below:

https://www.integraresources.com/site/assets/files/2572/drill_collar_location_-_fm_-_2021-06-02.pdf

To view cross sections of the drill results announced today, click on the link below:

https://www.integraresources.com/site/assets/files/2572/xn_107-118_fm_only_ddh.pdf

https://www.integraresources.com/site/assets/files/2572/fm_xn_109-110_vuse.pdf

The intercepts reported today consist of mineralization with wide-spread low-grade gold-silver values, crosscut and underlain by narrower high-grade, steeply dipping low-sulphidation quartz-adularia veins. Widespread intercepts from shallow oxide and transitional resource definition drilling conducted by Integra over the previous two years has confirmed potentially mineable widths and grades for these high-grade structures.

Integra's exploration team has modeled 7 high-grade vein structures that appear similar in size and orientation to the historically productive high-grade Trade Dollar - Black Jack vein system. Most historic underground production stemmed from the Trade Dollar - Black Jack vein, while the remaining 6 veins saw limited production up until mining operations ceased with the start of World War I. Geometrically, the veins occur in the form of plunging shoots over an altitude difference of approximately 300 m below the apex of Florida Mountain. Strike lengths of the individual shoots tend to be 100 m to 200 m long and with widths of between 1 m and 8 m.

Integra refined its understanding of the controls on high-grade vein mineralization at Florida Mountain in early 2020 and has been using this model to specifically target the higher-grade "shoots" within the several vein systems identified to date. These higher-grade shoots are interpreted as being localized at the intersections of the four principal north-northwest vein structures with a series of north-east trending splays.

The high-grade underground potential at Florida Mountain remains a high priority drill target, as underscored by results such as those released today. Further drilling is currently underway, testing the interpreted vein structure and continuity of grade at Florida Mountain.

Current Drill Status and Future Drilling

A total of 4 drill rigs are currently in operation at DeLamar, with 2 rigs positioned at Florida Mountain and a further 2 rigs situated in the BlackSheep District on the Georgianna Target, north-northwest of DeLamar. In the coming weeks, one Florida drill rig will be repositioned to the eastern flank of Florida Mountain to test the Florida Keys target, a 2 square kilometer gold-in-soil geochemical anomaly. In late summer, drilling is scheduled to commence at War Eagle and will include a series of drill fences aimed to further delineate the high-grade shoots in the volcanics and potential high-grade feeder structures in the granites. War Eagle will also see the completion numerous soil geochemical and geophysical surveys.

Pre-Feasibility Study Update

Metallurgical test work for Florida Mountain heap leaching of oxide and transitional ores and the unoxidized mill feed is well advanced. The DeLamar heap leach testing program has progressed with the variability testing concluding in early June. The first column is under leach while the remaining composites have been selected and are being prepped for testing. Mill testing for DeLamar unoxidized ore will begin in June, including further evaluation of Albion processing on flotation concentrates. Milling throughputs are being evaluated to optimize mine life and production schedules. Other PFS related work continues to advance as scheduled.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration, and Timothy D. Arnold (PE, SME), Integra's Chief Operating Officer, both of Reno, Nevada. Each is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and Pre-feasibility studies; future growth potential of Integra; future underground exploration plans and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time (the "CIM Definition Standards"). Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("Industry Guide 7"). United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Under Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and historically they have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public under Industry Guide 7 by U.S. companies in SEC filings.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.